Filed pursuant to Rule 424(b)(3)
Registration No. 333-164907

THIRD PROSPECTUS SUPPLEMENT DATED OCTOBER 15, 2010

TO

PROSPECTUS DATED JUNE 25, 2010

23,733,009 ORDINARY SHARES AND 4,429,166 WARRANTS OF

DJSP ENTERPRISES, INC

This prospectus supplement (this “Supplement”) supplements the prospectus dated June 25, 2010 of DJSP Enterprises, Inc. (the “Company”) as supplemented on August 6, 2010 and on September 23, 2010 (the “Prospectus”), relating to 23,733,009 ordinary shares and 4,429,166 warrants of the Company, that may be sold from time to time by the Selling Shareholders named in the Prospectus and 6,875,000 ordinary shares of the Company issuable upon exercise of its publicly traded warrants.  This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented in this Supplement supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 15, 2010.

The purpose of this Supplement is to disclose in the Prospectus announcements made by the Company on October 15, 2010 regarding  staff reductions as a result of reduced file volumes and an internal investigation commenced by the audit committee of its board of directors with respect to compliance with applicable legal requirements of the Company's mortgage foreclosure processing procedures.  These announcements were also disclosed in a Form 6-K furnished to the Commission on October 15, 2010.   The Prospectus is amended so that the following is added to the section of the Prospectus entitled, “Prospectus Summary – Recent Developments.”

Staff Reductions

On October 15, 2010, the Company announced that it has instituted staff reductions as a result of reduced file volumes.  The Company has reduced its staffing levels by approximately 10% and continues to evaluate additional measures in response to the reduction in file volumes.  File referrals from the Company’s principal client, The Law Offices of David J. Stern, P.A. have declined dramatically following the decision by numerous national mortgage lenders to suspend new and existing foreclosure cases pending a review of foreclosure documentation and procedures.  The suspension of foreclosure cases has adversely impacted file volumes in each of the Company’s foreclosure, title and REO liquidation divisions.  There have also been reports in the press that a number of the clients of The Law Offices of David J. Stern, P.A. have or plan to suspend new referrals to the firm pending resolution of an investigation of the law firm announced by the Attorney General of the State of Florida in August 2010.

Internal Investigation

On October 15, 2010, the Company also announced that the audit committee of its board of directors, comprised entirely of independent directors, has commenced an internal investigation with respect to  compliance with applicable legal requirements of the Company’s mortgage foreclosure processing procedures.  This internal investigation is in its initial stages.  The audit committee has retained Greenberg Traurig, P.A. as independent counsel to assist the audit committee in the conduct of its investigation.

Pending the outcome of the investigation, the Company’s management intends to take appropriate steps to ensure that current mortgage foreclosure processing procedures are conducted in compliance with those requirements.